                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (Amendment No. 4)

                           Templeton Dragon Fund, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88018T101
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                    COPY TO:
    Michael Pradko                                      Timothy W. Diggins, Esq.
    Harvard Management Company, Inc.                    Ropes & Gray
    600 Atlantic Avenue                                 One International Place
    Boston, MA  02210                                   Boston, MA  02110
    (617) 523-4400                                      (617) 951-7389
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2003
                          ----------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.



                               Page 1 of 13 Pages

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                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No. 88018T101                                          Page 2 of 13 Pages
-----------------------------                              ---------------------


--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 President and Fellows of Harvard College
--------------------------------------------------------------------------------
                                                                  (a) [ ]
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b) [ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY

--------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Massachusetts
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
        NUMBER OF                        6,216,250
         SHARES            ------- ---------------------------------------------
      BENEFICIALLY           8.    SHARED VOTING POWER
        OWNED BY                         ----
          EACH             ------- ---------------------------------------------
        REPORTING            9.    SOLE DISPOSITIVE POWER
         PERSON                          6,216,250
          WITH             ------- ---------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                         ----
---------- ---------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         6,216,250
---------- ---------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES      [ ]
           CERTAIN SHARES*
---------- ---------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         14.0%
---------- ---------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                         EP
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 13 Pages

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                                  SCHEDULE 13D

                           Templeton Dragon Fund, Inc.
                           ---------------------------

      Item 1. Security and Issuer.
              -------------------

              This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Templeton Dragon Fund, Inc. (the "Fund" or "Issuer"), which has its principal executive offices at 700 Central Avenue, St. Petersburg, FL 33701.

      Item 2.  Identity and Background.
               -----------------------

              This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

              Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

              None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

              Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

      Item 4.  Purpose of Transaction.
               ----------------------

              Harvard has sent the letter set forth in Exhibit B hereto to the Fund, notifying the Fund of certain matters that Harvard intends to propose for consideration at the Fund's 2003 annual meeting of stockholders.

              This Schedule 13D filing is occasioned by the sending of such letter and Harvard's intention to propose the matters described in the letter set forth in Exhibit B for consideration at the Fund's 2003 annual meeting of stockholders.

              The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund.

              Except as described above or in previous filings by Harvard on
      Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.



                               Page 3 of 13 Pages

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      Item 5. Interest in Securities of the Fund.
              ----------------------------------

              (a), (b) Harvard is the beneficial owner of 6,216,250 shares of Common Stock (approximately 14.0% of the shares of Common Stock).

              Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

              (c)    Not applicable.

              (d)    Not applicable.

              (e)    Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to the Securities of the Fund.
              --------------------------------------


              Not applicable.


      Item 7. Material to be Filed as Exhibits.
              --------------------------------


      Exhibit A  --              Information concerning the President, Fellows
                                 and executive officers of Harvard.


      Exhibit B  --              Letter from Harvard to the Fund.






                               Page 4 of 13 Pages

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                                    Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2003

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Michael S. Pradko
    ---------------------
    Name:  Michael S. Pradko
    Title: Authorized Signatory


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EXHIBIT INDEX
-------------
                                                                 Page Number In
Exhibit                                                           Sequentially
Number           Description                                     Numbered Copy
------           -----------                                     -------------

A                Information Concerning the President,                    7
                 Fellows and executive officers of Harvard

B                Letter from Harvard to the Fund                          8

                                    EXHIBIT A
                                    ---------

                        Directors and Executive Officers
                        --------------------------------

         The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College
------------------------------------------------------------

Name                            Office/Position
----                            ---------------

Lawrence H. Summers             President

D. Ronald Daniel                Treasurer

Mark Goodheart                  Secretary

Hanna H. Gray                   Fellow

Conrad K. Harper                Fellow

James R. Houghton               Fellow

Robert E. Rubin                 Fellow

Robert D. Reischauer            Fellow


                                Page 7 of 13 Pages

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                                   EXHIBIT B
                                   ---------

                        Letter from Harvard to the Fund
                        -------------------------------


                                                       January 28, 2003

Templeton Dragon Fund, Inc.
Templeton Dragon Fund
500 East Broward Boulevard
Fort Lauderdale, Florida 33394-3091
Attention:  Secretary

     Re:  Notice of Shareholder Proposals to be Presented at 2003 Annual Meeting
          ----------------------------------------------------------------------

Dear Sir or Madam:

     This notice is provided by the undersigned to Templeton Dragon Fund, Inc., a Maryland corporation (the "Company"), and to Templeton Dragon Fund, a Delaware business trust (the "Trust"). According to the Company's Semi-Annual Report for the period ended June 30, 2002, the Agreement and Plan of Reorganization between the Company and the Trust was approved by the Company's shareholders at the Company's 2002 annual meeting of shareholders. As of the date of this notice, we are aware of no public filings stating that the transactions contemplated by such Agreement and Plan of Reorganization have been consummated. This notice uses the term "Fund" to refer to the Company prior to its reorganization as a Delaware business trust and to refer to the Trust from and after such reorganization.

     President and Fellows of Harvard College ("Harvard") is the beneficial owner of 6,216,250 shares of the Fund, of which 100 shares are held of record in Harvard's name; Harvard's address, as notified to the Fund's transfer agent, is 225 Franklin Street, Boston, Massachusetts 02110.

     Harvard hereby notifies the Fund that it intends to submit the following matters for consideration at the Fund's 2003 annual meeting of shareholders:

     (1) RESOLVED: That the shareholders of the Fund recommend that the Board of Directors* take all necessary legal and other actions to adopt interval-fund status for the Fund under Rule 23c-3 under the Investment Company Act of 1940, as amended, and, in accordance with such status, to make repurchase offers at three-month intervals for not less than 15% of the Fund's outstanding shares at the relevant time at net asset value without any repurchase fee, and to effect the first such repurchase offer not later than December 31, 2003.

     (2) RESOLVED: That the investment management agreement between the Fund and Templeton Asset Management Ltd. be and it hereby is terminated.

                               Page 8 of 13 Pages

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     * If the reorganization of the Fund as a Delaware business trust has been consummated prior to the 2003 annual meeting of shareholders, reference to "Board of Directors" herein should be changed to read "Board of Trustees."

     Harvard is a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Harvard Management Company, Inc. acts as investment advisor to Harvard and to certain other persons affiliated with Harvard University. As of the date of this notice, neither Harvard Management Company, Inc. nor any of its clients (other than Harvard) own beneficially or of record any shares of the Fund. Harvard Management Company, Inc. is a Massachusetts corporation. The principal executive offices of Harvard Management Company, Inc. are located at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Except as set forth in this notice, neither Harvard nor Harvard Management Company, Inc. nor, to their knowledge, any of their respective associates (i) directly or indirectly beneficially own any shares or any other securities of the Fund or any parent or subsidiary of the Fund; (ii) have had any relationship with the Fund in any capacity other than as a shareholder, or are or have been a party to any transaction, or series of transactions, since the beginning of the Fund's last fiscal year with respect to any securities of the Fund or any of its subsidiaries; (iii) know of any transactions since the beginning of the Fund's last fiscal year, currently proposed transactions, or series of similar transactions, to which the Fund or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective associates had, or will have, a direct or indirect material interest; (iv) intend to seek to engage in any transaction with the Fund or any of its subsidiaries in the future; or (v) have any interest in the proposals described in this notice or any other matters to be voted on at the meeting of which it is aware, other than an interest, if any, as a shareholder of the Fund.

     In addition, other than as set forth in this notice, there are no contracts, arrangements, or understandings entered into by either of Harvard or Harvard Management Company, Inc. or, to their knowledge, any of their respective associates within the past year with any person with respect to any of the Fund's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

     Except as set forth in this notice, neither Harvard nor Harvard Management Company, Inc. nor, to their knowledge, any of their respective associates have entered into any agreement or understanding with any person with respect to (i) any future employment by the Fund or its affiliates or (ii) any future transactions to which the Fund or any of its affiliates will or may be a party.

                               Page 9 of 13 Pages

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     The Trust's By-Laws require that a proponent of any proposal provide in its notice to the Trust all other information as of the date of such notice regarding each such proposal that would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each such matter been proposed by the Trustees of the Trust. Harvard believes that it has done so. Other information required by Schedule 14A under the Securities Exchange Act of 1934, as amended, either relates generally to the Fund or to the Fund's existing investment advisory relationship, or is in the control or knowledge of the Trust and its Trustees. For your convenience, certain general information regarding conversion to interval-fund status and termination of the Fund's investment management agreement is provided in Attachment A hereto.

     In accordance with Rule 14a-4(c)(2)(i) under the Securities Exchange Act of 1934, as amended, Harvard hereby notifies the Fund that if Harvard solicits proxies with respect to either of the foregoing proposals, it will deliver a proxy statement and form of proxy to holders of at least the percentage of the Fund's voting shares required under applicable law to carry such proposal.

                                      * * *

                              Page 10 of 13 Pages

     Please feel free to contact Timothy W. Diggins of Ropes & Gray at (617) 951-7389 if he may be of assistance.

                                        Very truly yours,

                                        PRESIDENT AND FELLOWS OF HARVARD COLLEGE

                                        By Harvard Management Company, Inc.


                                        By /s/ Jeff Larson
                                           -------------------------

                                        By /s/ Michael S. Pradko
                                           -------------------------

                              Page 11 of 13 Pages

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                                                                    ATTACHMENT A

     Certain information relating to conversion to interval-fund status.

     Interval-fund status is intended to provide shareholders liquidity while preserving to shareholders some of the benefits available through investment in a closed-end investment company. For example, because a closed-end fund is not required to meet daily redemption requests from shareholders, it is often able to make less liquid investments than may an open-end fund. If a fund adopts interval-fund status, it should be able to continue to make such investments to the extent consistent with anticipated shareholder tenders.

     Of course, adoption of interval-fund status involves some risk to the Fund and to shareholders. For example, in order to meet tenders, the Fund might be required to sell portfolio investments it might otherwise have held for a longer period of time. Those sales might result in capital gains to the Fund. In addition, as the Fund repurchases its shares in response to tenders, the Fund's asset base will be reduced, likely resulting in a higher expense ratio. The Fund may also at some point be required to delist its shares from the New York Stock Exchange. The need for periodic liquidity may also cause the Fund to invest differently from the way it currently invests.

     Harvard believes that conversion to interval-fund status has the potential to reduce the Fund's chronic discount to net asset value.

     The vote required for approval of this proposal will depend on whether the Fund is at the time organized as a Maryland corporation or as a Delaware business trust. If the Fund is at the time organized as a Delaware business trust, approval of this proposal will require the affirmative vote of a majority of the outstanding voting securities of the Fund, as defined in the Investment Company Act of 1940, as amended. If the Fund is at the time organized as a Maryland corporation, Harvard believes that approval of this proposal will require the affirmative vote of a majority of the Fund's shares present and voting on this proposal at the meeting.

     Certain information relating to termination of the Fund's investment management agreement

     The Fund's shares have long traded at a discount to net asset value. Harvard believes that the persistence of the discount is largely the fault of Templeton Asset Management Ltd., the Fund's investment adviser ("Templeton"). Because Templeton has not taken, or caused the Fund to take, aggressive steps to eliminate the discount, Harvard believes that the investment management agreement between the Fund and Templeton should be terminated.

                              Page 12 of 13 Pages

     Termination of the investment management agreement will require the approval of a majority of the outstanding voting securities of the Fund, as defined in the Investment Company Act of 1940, as amended.

                              Page 13 of 13 Pages